Mynaric to receive early partial disbursement of restructuring loans due to delays in StaRUG proceedings

MUNICH, May 9, 2025 – Mynaric AG (OTC: MYNAY, MOYFF; ISIN: US62857X1019) (FRA: M0YN; ISIN: DE000A31C305) (the “Company”) announces the early disbursement of up to USD 10.5 million from the already agreed USD 25 million restructuring facility by its existing lenders due to delays in StaRUG proceedings.

On February 7, 2025, the Company had announced, among other things, that it resolved on commencing restructuring proceedings in accordance with the German Corporate Stabilization and Restructuring Act (Gesetz über den Stabilisierungs- und Restrukturierungsrahmen für Unternehmen) (“StaRUG”) and on a loan agreement with its U.S.-based lenders CO FINANCE II LVS I LLC and OC III LVS LIII LP (the “U.S. Lenders”) pursuant to which the U.S. Lenders agreed to provide restructuring loans in the amount of USD 25 million (the “Restructuring Facility”) to cover expected capital needs to support the Company’s production plan and to fund its ongoing operations in accordance with its restructuring plan. The Company submitted the final restructuring plan to the competent restructuring court in Munich in March 2025. The court today set the discussion and voting meeting (Erörterungs- und Abstimmungstermin) for May 28, 2025. The Company expects the StaRUG proceedings to close in late Q2/2025 or the first of half of Q3/2025.

To secure its current operational and working capital needs, the Company today entered into an amendment to the Restructuring Facility, pursuant to which the U.S. Lenders agreed to disburse loans under the Restructuring Facility in a total amount of up to USD 10.5 million earlier than initially contemplated (the “Early Payout Loans”). The Early Payout Loans are in addition to the USD 95 million loans and the USD 49.5 million bridge loans that the U.S. Lenders provided in the past.

The Restructuring Facility (including the Early Payout Loans) will be provided to the Company and guaranteed by each of its subsidiaries and bears interest at a rate of 8% p.a. The disbursement of the Early Payout Loans is subject to the satisfaction of certain conditions, including the execution of a guarantee agreement by the Company and each of its subsidiaries. The Company expects to satisfy such conditions and have the Early Payout Loans fully available by May 12, 2025. The Restructuring Facility (including the Early Payout Loans) will mature on December 31, 2028 and may be terminated early upon, among other things, certain customary events of default.

The disbursement of the Early Payout Loans will accordingly reduce the remaining available commitments under the Restructuring Facility. The availability of the remainder is subject to the satisfaction of certain further conditions, including the approval of the restructuring plan and the grant of security. The Company expects to satisfy such conditions and all other applicable conditions.

In connection with the amendments to the Restructuring Facility to allow for the disbursement of the Early Payout Loans, the Company agreed to certain additional restrictive covenants vis-à-vis the U.S. Lenders, including the operation of its and its subsidiaries’ businesses in the ordinary course of business and the retention of the status quo of their operations until the closing of the sale of the U.S. Lenders’ future interest in the Company. The Company learned from a press release published by Rocket Lab USA, Inc. on March 11, 2025 that Rocket Lab and the U.S. Lenders had entered into a non-binding term sheet regarding the U.S. Lenders’ future interest in the Company subject to the execution of definitive agreements, the completion of the StaRUG restructuring and the receipt of regulatory approvals. The Company is not party to the term sheet or the definitive agreements.

About Mynaric

Mynaric (OTC: MYNAY, MOYFF) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

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